================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                       For the Quarter Ended June 30, 2006

                         Commission File Number 1-14840

                                 AMDOCS LIMITED
                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]   FORM 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                YES [ ]   NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

================================================================================

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                       FOR THE QUARTER ENDED JUNE 30, 2006

                                      INDEX

PART I  FINANCIAL INFORMATION

         Item 1.  Financial Statements

                  Unaudited Consolidated Financial Statements

                    Consolidated Balance Sheets

                    Consolidated Statements of Income

                    Consolidated Statement of Changes in Shareholders' Equity

                    Consolidated Statements of Cash Flows

                    Notes to Unaudited Consolidated Financial Statements

         Item 2.  Operating and Financial Review and Prospects

PART II  OTHER INFORMATION

         Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities

         Item 2.   Reports on Form 6-K

SIGNATURES

This report on Form 6-K shall be incorporated by reference into the Registration Statements on Form F-3 (File Nos. 333-114079 and 333-114344) and any other Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                                 AMDOCS LIMITED
                           CONSOLIDATED BALANCE SHEETS
         (dollar and share amounts in thousands, except per share data)

                                                                                             AS OF
                                                                                     ----------------------------
                                                                                      JUNE 30,      SEPTEMBER 30,
                                                                                         2006          2005
                                                                                     -----------    -----------
                                                                                     (UNAUDITED)
ASSETS
Current assets:
   Cash and cash equivalents                                                         $   485,458    $   707,552
   Short-term interest-bearing investments                                               722,094        438,011
   Accounts receivable, net                                                              414,154        304,237
   Deferred income taxes and taxes receivable                                             77,653        101,162
   Prepaid expenses and other current assets                                              81,793         76,780
                                                                                     -----------    -----------
         Total current assets                                                          1,781,152      1,627,742

Equipment, vehicles and leasehold improvements, net                                      184,878        181,812
Deferred income taxes                                                                    163,191        120,217
Goodwill                                                                               1,209,060        969,639
Intangible assets, net                                                                   202,501        159,619
Other noncurrent assets                                                                  155,549        143,439
                                                                                     -----------    -----------
         Total assets                                                                $ 3,696,331    $ 3,202,468
                                                                                     ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                  $   117,248    $   114,392
   Accrued expenses and other current liabilities                                        239,273        199,458
   Accrued personnel costs                                                               156,115        148,426
   Short-term portion of financing arrangements                                            1,938          8,480
   Deferred revenue                                                                      243,381        216,770
   Deferred income taxes and taxes payable                                               175,210        171,377
                                                                                     -----------    -----------
         Total current liabilities                                                       933,165        858,903

0.50% convertible notes                                                                  450,000        450,000
Deferred income taxes                                                                     81,209         50,571
Noncurrent liabilities and other                                                         201,070        186,542
                                                                                     -----------    -----------
         Total liabilities                                                             1,665,444      1,546,016
                                                                                     -----------    -----------
Shareholders' equity:
   Preferred Shares - Authorized 25,000 shares; (pound)0.01 par value; 0 shares
     issued and outstanding                                                                    -              -
   Ordinary Shares - Authorized 550,000 shares; (pound)0.01 par value; 232,575 and
     227,321 issued and 205,436 and 200,182 outstanding, respectively                      3,737          3,644
   Additional paid-in capital                                                          1,994,356      1,870,922
   Treasury stock, at cost - 27,139 shares                                              (602,392)      (602,392)
   Accumulated other comprehensive loss                                                   (3,621)       (10,886)
   Unearned compensation                                                                       -           (962)
   Retained earnings                                                                     638,807        396,126
                                                                                     -----------    -----------
         Total shareholders' equity                                                    2,030,887      1,656,452
                                                                                     -----------    -----------
         Total liabilities and shareholders' equity                                  $ 3,696,331    $ 3,202,468
                                                                                     ===========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED
                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
         (dollar and share amounts in thousands, except per share data)

                                                        THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                             JUNE 30,                             JUNE 30,
                                                 ---------------------------------    ---------------------------------
                                                    2006(1)              2005            2006(2)              2005
                                                 --------------     --------------    --------------     --------------
Revenue:
  License                                        $       23,220     $       27,199    $       85,172     $       74,909
  Service                                               603,228            480,156         1,729,433          1,390,394
                                                 --------------     --------------    --------------     --------------
                                                        626,448            507,355         1,814,605          1,465,303
                                                 --------------     --------------    --------------     --------------

Operating expenses:
  Cost of license                                           995              1,125             2,973              3,278
  Cost of service                                       402,626            324,249         1,165,010            929,487
  Research and development                               46,455             31,393           131,392             97,567
  Selling, general and administrative                    74,940             56,448           227,289            166,000
  Amortization of purchased intangible                    8,547              2,078            23,588              7,875
     assets
  In-process research and development                     8,415                  -             8,415                  -
                                                 --------------     --------------    --------------     --------------
                                                        541,978            415,293         1,558,667          1,204,207
                                                 --------------     --------------    --------------     --------------

Operating income                                         84,470             92,062           255,938            261,096

Interest income and other, net                           14,938              4,305            33,659             14,944
                                                 --------------     --------------    --------------     --------------
Income before income taxes                               99,408             96,367           289,597            276,040
Income taxes                                             13,823             19,270            46,916             55,203
                                                 --------------     --------------    --------------     --------------
Net income                                       $       85,585     $       77,097    $      242,681     $      220,837
                                                 ==============     ==============    ==============     ==============

Basic earnings per share                         $         0.42     $         0.38    $         1.20     $         1.10
                                                 ==============     ==============    ==============     ==============

Diluted earnings per share                       $         0.39     $         0.36    $         1.13     $         1.03
                                                 ==============     ==============    ==============     ==============

Basic weighted average number of shares
   outstanding                                          204,404            200,494           202,474            201,453
                                                 ==============     ==============    ==============     ==============

Diluted weighted average number of shares
   outstanding                                          220,109            216,570           217,633            217,608
                                                 ==============     ==============    ==============     ==============

(1) The three month period ended June 30, 2006 includes equity-based compensation pre-tax expense of $10,948, which was classified as follows:
      $4,165 to cost of service, $1,232 to research and development and $5,551 to selling, general and administrative.

(2) The nine month period ended June 30, 2006 includes equity-based compensation pre-tax expense of $31,948, which was classified as follows:
      $12,237 to cost of service, $3,041 to research and development and $16,670 to selling, general and administrative.

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

                     (dollar and share amounts in thousands)

                                                                         Accumulated
                               Ordinary Shares        Additional            Other                                   Total
                               ----------------    Paid-in   Treasury   Comprehensive    Unearned    Retained    Shareholders'
                               Shares   Amount    Capital      Stock        Loss       Compensation  Earnings       Equity
                               -------  -------  ----------  ---------  -------------  ------------  ----------  -------------
BALANCE AS OF SEPTEMBER 30,
   2005                        200,182  $ 3,644  $1,870,922  $(602,392) $     (10,886) $       (962) $  396,126  $   1,656,452
Comprehensive income:
  Net income                         -        -           -          -              -             -     242,681        242,681
  Unrealized gain on
     foreign currency
     hedging contracts, net
     of $(1,990) tax benefit         -        -           -          -          7,802             -           -          7,802
  Unrealized loss on
     short-term
     interest-bearing
     investments, net of
     $63 tax  benefit                -        -           -          -           (537)            -           -           (537)
                                                                                                                 -------------
  Comprehensive income               -        -           -          -              -             -           -        249,946
                                                                                                                 -------------
Employee stock options
   exercised                     4,793        85     83,405          -              -             -           -         83,490
Issuance of restricted
   stock, net of
   cancellations                   461        8           -          -              -             -           -              8
Tax benefit of stock
   options exercised                 -        -       5,905          -              -             -           -          5,905
Stock-based compensation
   expense related to
   employees                         -        -      31,948          -              -             -           -         31,948
Stock-based compensation
   expense related to non
   employee stock options            -        -          53          -              -             -           -             53
Issuance of stock options
   related to acquisitions           -        -       3,085          -              -             -           -          3,085
Reclassification of
   unearned compensation to
   additional paid in
   capital                           -        -        (962)         -              -           962           -              -
                               -------  -------  ----------  ---------  -------------  ------------  ----------  -------------
BALANCE AS OF JUNE 30, 2006    205,436  $ 3,737  $1,994,356  $(602,392) $      (3,621) $          -  $  638,807  $   2,030,887
                               =======  =======  ==========  =========  =============  ============  ==========  =============

As of June 30, 2006 and September 30, 2005, accumulated other comprehensive loss is comprised of unrealized loss on foreign currency hedging contracts, net of tax, of $(1,295) and $(9,097), respectively, and unrealized loss on short-term interest-bearing investments, net of tax, of $(2,326) and $(1,789), respectively.

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                              (dollar in thousands)

                                                                     NINE MONTHS ENDED JUNE 30,
                                                             ----------------------------------------
                                                                    2006                    2005
                                                             -------------------     ----------------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income                                                   $           242,681     $        220,837
Reconciliation of net income to net cash provided by
     operating activities:
   Depreciation and amortization                                          83,151               64,835
   In-process research and development                                     8,415                    -
   Loss on sale of equipment                                                 925                  117
   Stock-based compensation expense                                       31,948                    -
   Deferred income taxes                                                  25,118                3,527
   Tax benefit from stock options exercised                                    -                1,934
   Realized gain from short-term interest-bearing
     investments                                                          (5,392)              (1,154)
Net changes in operating assets and liabilities, net of
   amounts acquired:
   Accounts receivable                                                  (105,002)             (38,316)
   Prepaid expenses and other current assets                               1,399               8,779
   Other noncurrent assets                                               (12,671)              (8,757)
   Accounts payable and accrued expenses                                  39,633             (15,719)
   Deferred revenue                                                      (10,060)              29,271
   Income taxes payable                                                   (8,114)              (6,095)
   Excess tax benefit from stock-based compensation                       (2,301)                   -
   Noncurrent liabilities and other                                       11,687               (2,615)
                                                             -------------------     ----------------
Net cash provided by operating activities                                301,417              256,644
                                                             -------------------     ----------------

CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment, vehicles and leasehold
     improvements                                                          3,736                4,140
Payments for purchase of equipment, vehicles and
     leasehold improvements                                              (53,617)             (53,812)
Proceeds from sale of short-term interest-bearing
     investments                                                         851,868              648,238
Purchase of short-term interest-bearing investments                   (1,131,159)            (657,865)
Net cash paid for acquisitions                                          (271,930)              (4,609)
                                                             -------------------     ----------------
Net cash used in investing activities                                   (601,102)             (63,908)
                                                             -------------------     ----------------

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from employee stock options exercised and
issuance of restricted stock                                              83,195               14,053
Excess tax benefit from stock-based compensation                           2,301                   -
Repurchase of ordinary shares                                                  -              (99,976)
Principal payments under financing arrangements and                       (4,774)                (656)
other
Principal payments on capital lease obligations                           (3,131)             (17,085)
                                                             -------------------     ----------------
Net cash provided by (used in) financing activities                       77,591             (103,664)
                                                             -------------------     ----------------

Net (decrease) increase in cash and cash equivalents                    (222,094)              89,072
Cash and cash equivalents at beginning of period                         707,552              550,352
                                                             -------------------     ----------------
Cash and cash equivalents at end of period                   $           485,458     $        639,424
                                                             ===================     ================
SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
   Income taxes, net of refunds                              $            27,996     $         55,875
   Interest                                                                2,182                3,590


  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

1.    BASIS OF PRESENTATION

      Amdocs Limited (the "Company") is a leading provider of software products and services primarily to the communications industry. The Company and its subsidiaries operate in one segment offering products and services that enable their customers to move toward an integrated approach to customer management. The Company designs, develops, markets, supports, operates, and provides managed services for information system solutions primarily for leading communications companies throughout the world.

      The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). In the opinion of the Company's management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

      The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

      The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company's consolidated financial statements for the fiscal year ended September 30, 2005, set forth in the Company's Annual Report on Form 20-F filed on December 28, 2005 with the U.S. Securities and Exchange Commission (the "SEC").

      Reclassification

      Certain prior year amounts have been reclassified to conform to the current year presentation.

2.    SIGNIFICANT ACCOUNTING POLICY

      Accounting for Uncertainty in Income Taxes

      In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes -- An Interpretation of SFAS No. 109, (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effect that the application of FIN 48 will have on its consolidated results of operations and financial condition.

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

      Accounting for Stock-Based Compensation

      Effective October 1, 2005, the Company adopted FASB Statement No. 123 (revised 2004), "Share-Based Payment," a revision of SFAS No. 123 ("SFAS 123(R) "). SFAS 123(R) supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations, and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107"), which provides supplemental implementation guidance on SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

      Prior to October 1, 2005, the Company accounted for stock-based payments to employees under the recognition and measurement provisions of APB No. 25. Pursuant to these accounting standards, the Company recorded deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date, and for restricted stock based on the market value of the underlying shares at the date of grant. No compensation expense was recorded for stock options that were granted to employees and directors at an exercise price equal to or greater than the fair market value of the Ordinary Shares at the time of the grant.

      The Company adopted SFAS 123(R) using the modified prospective method. Under this transition method, compensation costs recognized in the three and nine months ended June 30, 2006 include (a) compensation costs for all stock-based payments granted prior to, but that had not yet vested as of, October 1, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123, and (b) compensation costs for the stock-based payments granted subsequent to October 1, 2005 based on the grant date fair value estimated in accordance with SFAS 123(R). The Company's consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock-based awards and recognizes compensation costs using the graded vesting attribution method that results in an accelerated recognition of compensation costs in comparison to the straight line method.

      As a result of adopting SFAS 123(R) on October 1, 2005, the Company's income before income taxes for the three and nine months ended June 30, 2006 (not including restricted stock expense) was $9,337 and $28,441 lower, respectively, than if the Company had continued to account for stock-based compensation under APB No. 25. Net income for the three and nine months ended June 30, 2006 (not including restricted stock expense) was $8,296 and $25,117 lower, respectively, than if the Company had continued to account for stock-based compensation under APB No. 25. Basic earnings per share for the three and nine months ended June 30, 2006 was $0.04 and $0.12 lower, respectively, than if the Company had continued to account for share based compensation under APB No. 25. Diluted earnings per share for the three and nine months ended June 30, 2006 was $0.04 and $0.11 lower, respectively, than if the Company had continued to account for stock-based compensation under APB No. 25. The total income tax benefit recognized in the income statement for stock-based compensation (including restricted stock) for the three and nine months ended June 30, 2006 was $1,281 and $3,815, respectively, and $0 for the three and nine months ended June 30, 2005.

      Prior to the adoption of SFAS 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the statement of cash flows. SFAS

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

123(R) requires the cash flows resulting from the tax deductions in excess of the compensation costs recognized for those stock options to be classified as financing cash flows. The $2,301 excess tax benefit classified as financing cash inflows would have been classified as an operating cash inflow if the Company had not adopted SFAS 123(R).

      In conjunction with the adoption of SFAS 123(R), the Company began to use the implied volatility of the Company's traded options as the expected volatility assumption required in the Black-Scholes option valuation model. Prior to October 1, 2005, the Company had used its historical stock price volatility in accordance with SFAS 123 for purposes of presenting its pro forma information. The selection of the implied volatility approach was based upon the availability of actively traded options on the Company's shares and the Company's assessment that implied volatility is more representative of future share price trends than historical volatility. As stock-based compensation expense recognized in the Company's consolidated statement of income for the three and nine months ended June 30, 2006 is based on awards ultimately expected to vest, such expense has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company's pro forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

3.    ACCOUNTS RECEIVABLE, NET

      Accounts receivable, net consists of the following:

                                          AS OF
                                 --------------------------
                                  JUNE 30,    SEPTEMBER 30,
                                   2006          2005
                                 ----------   -------------
Accounts receivable - billed     $ 377,713      $ 282,151
Accounts receivable - unbilled      43,925         28,994
Less - allowances                   (7,484)        (6,908)
                                 ---------      ---------
Accounts receivable, net         $ 414,154      $ 304,237
                                 =========      =========

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

4.    COMPREHENSIVE INCOME


      Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

      The following table sets forth the reconciliation from net income to comprehensive income for the following periods:


                                        THREE MONTHS ENDED        NINE MONTHS ENDED
                                             JUNE 30,                 JUNE 30,
                                     -----------------------   -----------------------
                                        2006         2005         2006          2005
                                     ----------   ----------   ----------   ----------
Net income                           $  85,585    $  77,097    $ 242,681    $ 220,837
Other comprehensive income (loss):
  Unrealized gain  (loss) on
  foreign currency hedging
  contracts, net of tax                  3,644       (4,186)       7,802       (5,037)
Unrealized (loss) gain on
  short-term interest-bearing
  investments, net of tax                 (280)       1,216         (537)        (605)
                                     ---------    ---------    ---------    ---------
Comprehensive income                 $  88,949    $  74,127    $ 249,946    $ 215,195
                                     =========    =========    =========    =========

5.    INCOME TAXES

            The provision for income taxes for the following periods consisted of:

            THREE MONTHS ENDED      NINE MONTHS ENDED
                 JUNE 30,               JUNE 30,
           --------------------   -------------------
             2006       2005        2006       2005
           --------   ---------   --------   --------
Current    $     86   $ 30,018    $ 22,518   $ 51,662
Deferred     13,737    (10,748)     24,398      3,541
           --------   --------    --------   --------
           $ 13,823   $ 19,270    $ 46,916   $ 55,203
           ========   ========    ========   ========

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

         The effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

                                       THREE MONTHS ENDED   NINE MONTHS ENDED
                                            JUNE 30,            JUNE 30,
                                       ------------------   -----------------
                                        2006       2005      2006      2005
                                        ----       ----      ----      ----
Statutory Guernsey tax rate              20%        20%       20%       20%
Guernsey tax-exempt status              (20)       (20)      (20)      (20)
Foreign taxes                            17         20        18        20
                                        ---        ---       ---       ---
Income tax rate before effect of         17         20        18        20
acquisition-related costs, and
stock-based compensation expense

Effect of acquisition-related costs      (3)         -        (2)        -
and stock-based compensation expense

                                        ---        ---       ---       ---
                                         14%        20%       16%       20%
                                        ===        ===       ===       ===

      As a Guernsey corporation with tax-exempt status, the Company's overall effective tax rate is attributable to foreign taxes.

      As of June 30, 2006, deferred tax assets of $20,987, derived from net capital and operating loss carry forwards related to some of the Company's subsidiaries, were offset by valuation allowances related to the uncertainty of realizing tax benefit for such losses. When realization of the tax benefits associated with such net capital and operating losses is deemed more likely than not, the valuation allowance will be released through income taxes.

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

6.    EARNINGS PER SHARE

            The following table sets forth the computation of basic and diluted earnings per share:

                                        THREE MONTHS ENDED     NINE MONTHS ENDED
                                             JUNE 30,              JUNE 30,
                                        -------------------   -------------------
                                          2006       2005       2006       2005
                                        --------   --------   --------   --------
Numerator:
   Numerator for basic earnings per
     share                              $ 85,585   $ 77,097   $242,681   $220,837

   Effect of assumed conversion of
     0.50% convertible notes                 985        988      2,964      2,955

                                        --------   --------   --------   --------
   Numerator for diluted earnings per   $ 86,570   $ 78,085   $245,645   $223,792
     share
                                        ========   ========   ========   ========

Denominator:
   Denominator for basic earnings per
     share -  weighted average number
     of shares outstanding               204,404    200,494    202,474    201,453
   Effect of assumed conversion of
     0.50% convertible notes              10,436     10,436     10,436     10,436
  Effect of dilutive stock options
  granted                                  5,080      5,640      4,609      5,719
   Effect of restricted stock issued         189          -        114          -

                                        --------   --------   --------   --------
   Denominator for diluted earnings      220,109    216,570    217,633    217,608
     per share - adjusted weighted
     average shares and assumed
     conversions
                                        ========   ========   ========   ========

  Basic earnings per share              $   0.42   $   0.38   $   1.20   $   1.10
                                        ========   ========   ========   ========

  Diluted earnings per share            $   0.39   $   0.36   $   1.13   $   1.03
                                        ========   ========   ========   ========

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

7.    ACQUISITIONS

      CRAMER

      On July 18, 2006, the Company entered into a Share Sale and Purchase Agreement to acquire Cramer Systems Group Limited, or Cramer, a privately-held leading provider of operations support systems (OSS) solutions. The acquisition of Cramer was completed on August 14, 2006. Pursuant to the agreement, the Company acquired all of the shares of capital stock of Cramer for approximately $375,000 in cash, net of cash on hand, subject to post-closing adjustments. The Company expects that this acquisition will enable it to leverage and greatly enhance its current assets in the BSS (business support systems) and OSS market.

      QPASS

      On May 31, 2006 the Company acquired all of the capital stock of Qpass Inc., or Qpass, a leading provider of digital commerce software and solutions. The Company expects that this acquisition will allow it to support service providers and media companies seeking to launch and monetize digital content, and believes that this acquisition positions it as the leader in the emerging digital content market. Qpass revenue for the twelve months ended September 30, 2005 was approximately $35,000.

      The aggregate purchase price for Qpass was $281,480, which consisted of $274,024 in cash, $3,085 related to the assumption of stock options held by Qpass employees and $4,371 of transaction costs. The fair value of the stock options was estimated using the Black-Scholes option pricing model (see note
10). The acquisition was accounted for as a business combination using the purchase method of accounting, as required by Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). The fair market value of Qpass assets and liabilities has been included in the Company's consolidated balance sheet and the results of Qpass's operations have been included in the Company's consolidated statements of income, commencing on June 1, 2006. The Company obtained a preliminary independent valuation of the intangible assets acquired in the Qpass transaction. The total purchase price was allocated to Qpass's assets and liabilities, including identifiable intangibles, based on their respective estimated fair values, on the date the transaction was consummated. The value of acquired technology included both existing technology and in-process research and development. The valuation of these items was determined by applying the income forecast method, which considered the present value of cash flows by product lines. Of the $72,981 of acquired identifiable intangible assets, $8,340 was assigned to in-process research and development and was written-off as of the closing date of the acquisition, in accordance with Financial Accounting Standards Board Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." The in-process research and development had no alternative future use and had not reached technological feasibility as of the closing date of the acquisition. The fair value assigned to core technology was $28,060 and is being amortized over 3 to 4.5 years commencing on June 1, 2006. The fair value assigned to customer arrangements was $36,581 and is being amortized over 7 years commencing on June 1, 2006. The excess of the purchase price over the fair value of the net liabilities and identifiable intangibles acquired, or goodwill, was $240,989, of which none is tax deductible. Goodwill is accounted for under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and is accordingly subject to an annual impairment test.

      The following is the preliminary allocation of the purchase price:

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

Assets acquired                                    $  24,396
Liabilities assumed                                  (54,693)
                                                   ---------
Net liabilities assumed                              (30,297)
Core technology                                       28,060
Customer arrangements                                 36,581
In-process research and development                    8,340
Deferred taxes resulting from the difference
between the assigned value of certain assets and
liabilities and their respective tax bases and
loss carry forward, net                               (2,193)
Goodwill                                             240,989
                                                   ---------
                                                   $ 281,480
                                                   =========

      LONGSHINE

      On August 3, 2005, the Company acquired Longshine Information Technology Company Ltd., or Longshine, a privately-held leading vendor of customer care and billing software in China. The purchase price for Longshine was approximately $34,100, which included $1,100 of transaction costs. The Company may also be obligated to pay up to approximately $16,000 in additional purchase price over the next two years based on the achievement of specified performance targets.

      DST INNOVIS

      On July 1, 2005, the Company acquired from DST Systems, Inc., or DST, all of the common stock of DST's wholly owned subsidiaries, DST Innovis, Inc. and DST Interactive, Inc. The Company refers to these acquired subsidiaries together as DST Innovis, a leading provider of customer care and billing solutions to broadband cable and satellite companies. The purchase price for DST Innovis was $237,461, which included $3,150 of transaction costs.

      In addition, the Company commenced integration activities with respect to the DST Innovis business based on a plan to exit specific research and development activities and to terminate employees associated with these activities. The liability associated with this plan, which was recorded as part of the purchase accounting, is presented in the following table:

                                 EMPLOYEE
                                SEPARATION     CONTRACTUAL
                                   COSTS       OBLIGATIONS       OTHER         TOTAL
                                ----------     -----------     ---------     ----------
Balance as of October 1, 2005   $    4,940     $     7,103     $     673     $  12,716
Cash payments                       (4,651)           (175)         (418)       (5,244)
Adjustments (1)                       (277)             (9)         (155)         (441)
Balance as of June 30, 2006     $       12     $     6,919     $     100     $   7,031


(1) Reflects adjustments due to changes in original estimates within one year of the acquisition date. The adjustments were recorded as part of the purchase accounting which resulted in reduction of goodwill.

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)


      Set forth below is the unaudited pro forma revenue, operating income, net income and per share figures for the three and nine months ended June 30, 2005 as if DST Innovis had been acquired as of October 1, 2004, excluding the capitalization of research and development expense, write-off of purchased in-process research and development and other acquisition related costs:

                              THREE MONTHS ENDED     NINE MONTHS ENDED
                                 JUNE 30, 2005         JUNE 30, 2005
                              ------------------     -----------------
Revenue                       $       569,676        $     1,639,488
Operating income                       93,580                250,669
Net income                             76,919                208,758
Basic earnings per share                 0.38                   1.04
Diluted earnings per share               0.36                   0.97

8. OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAMS

      In the fourth quarter of fiscal 2005, the Company commenced a series of measures designed to align its operational structure to its expected future growth, to allow better integration of the acquisitions of DST Innovis and Longshine, and to improve efficiency. As part of this plan, the Company recorded a charge of $8,135 in connection with the termination of employment of software and information technology specialists and administrative professionals. Approximately $6,637 of the total charge had been paid in cash as of June 30, 2006. The remaining separation costs are expected to be paid out during the fourth quarter of fiscal 2006.

      The restructuring accrual for this cost reduction program is comprised of the following as of June 30, 2006:

                               EMPLOYEE SEPARATION
                                      COSTS
                               -------------------
Balance as of October 1, 2005  $          7,002
Cash payments                            (5,504)
Adjustments (1)                            (648)
                               ----------------
Balance as of June 30, 2006    $            850
                               ================

(1) Reflects adjustments due to changes in previous estimates, which were recorded in cost of service expenses, and differences in foreign exchange rates from balances paid in currencies other than the U.S. dollar, which were recorded in interest income and other, net.

      In prior fiscal years, the Company implemented a series of cost reduction programs designed to reduce operating costs and improve productivity. As part of these programs, the Company reduced its

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

workforce, vacated facilities in different centers around the world and implemented other cost reduction measures, including travel cuts and reduction in other discretionary costs.

      The restructuring accrual for these cost reduction programs is comprised of the following as of June 30, 2006:

                                 FACILITIES
                                 ----------
Balance as of October 1, 2005    $    6,667
Cash payments                        (2,084)
Adjustments (1)                       1,091
                                 ----------
Balance as of June 30, 2006 (2)  $    5,674
                                 ==========


(1) Reflects adjustments due to changes in previous estimates, which were recorded in cost of service expenses.

(2)   The remainder of the accrual is expected to be paid out through August
      2008.

9.    EMPLOYEE BENEFITS

      The Company maintains non-contributory defined benefit plans that provide for pension, other retirement and post-employment benefits for some of its Canadian employees based on length of service and rate of pay. Contributions by the Company are based on various generally accepted actuarial methods and reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets consist primarily of Canadian and other equities, government and corporate bonds, debentures and secured mortgages, which are held in pooled fund units established by Bell Canada Enterprises for the collective investment of registered pension plan assets.

      The net periodic benefit costs under these plans for the three months ended June 30, 2006 and 2005, were as follows:

                                    THREE MONTHS ENDED     THREE MONTHS ENDED
                                       JUNE 30, 2006         JUNE 30, 2005
                                   ---------------------- ----------------------
                                     PENSION     OTHER     PENSION      OTHER
                                    BENEFITS    BENEFITS   BENEFITS    BENEFITS
                                   ----------  ---------- ----------  ----------
Service costs                      $      800  $      106 $      537  $       65
Interest on benefit obligations           994         172        821         119
Expected return on plan assets           (828)          -       (673)          -
Settlements                               991           -          -           -
Actuarial loss                             80          58          -           -
                                   ----------  ---------- ----------  ----------
                                   $    2,037  $      336 $      685  $      184
                                   ==========  ========== ==========  ==========

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

            The net periodic benefit costs under these plans for the nine months ended June 30, 2006 and 2005, were as follows:

                                     NINE MONTHS ENDED      NINE MONTHS ENDED
                                       JUNE 30, 2006          JUNE 30, 2005
                                   ---------------------- ----------------------
                                    PENSION      OTHER     PENSION      OTHER
                                    BENEFITS    BENEFITS   BENEFITS    BENEFITS
                                   ----------  ---------- ----------  ----------
Service costs                      $    2,345  $      311 $    1,632  $      197
Interest on benefit obligations         2,915         505      2,494         360
Expected return on plan assets         (2,427)          -     (2,042)          -
Settlements                               991           -          -           -
Actuarial loss                            235         169          -           -
                                   ----------  ---------- ----------  ----------
                                   $    4,059  $      985 $    2,084  $      557
                                   ==========  ========== ==========  ==========

      In the nine months ended June 30, 2006, the Company made contributions of $2,146 to the pension plan and $105 for other benefits. The Company expects to make contributions for the fiscal year ending September 30, 2006 of approximately $2,800 to the pension plan and $200 for other benefits.

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

10. STOCK OPTION AND INCENTIVE PLAN

      In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan (the "Plan"), which provides for the grant of restricted stock awards, stock options and other stock-based awards to, employees, officers, directors, and consultants. The purpose of the Plan is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. Since its adoption, the Plan has been amended on several occasions to, among other things, increase the number of Ordinary Shares issuable under the Plan. In January 2006, the maximum number of Ordinary Shares authorized to be granted under the Plan was increased from 38,300 to 46,300. Awards granted under the Plan generally vest over a period of four years and stock options have a term of ten years. In the fourth quarter of fiscal 2005, the Company commenced routinely granting restricted shares and the Company's equity-based grant package may be comprised of restricted stock awards and a fewer number of stock options.

      The following table summarizes information about options to purchase the Company's Ordinary Shares, as well as changes during the nine month period ended June 30, 2006:

                                                                                       WEIGHTED
                                                                                        AVERAGE
                                                             WEIGHTED AVERAGE          REMAINING
                                      NUMBER OF OPTIONS       EXERCISE PRICE        CONTRACTUAL TERM
                                      -----------------      ----------------       ----------------
Outstanding as of October 1, 2005           25,807                 $26.91

Granted (1)                                  3,439                  27.78
Exercised                                   (4,793)                 17.44
Forfeited                                   (1,794)                 34.32
                                           -------
Outstanding as of June 30, 2006             22,659                 $28.45                 6.50
                                           =======                 ======                 ====
Exercisable on June 30, 2006                12,585                 $32.97                 5.12
                                           =======                 ======                 ====

(1) Includes options to purchase 297.6 Ordinary Shares assumed in connection with the Company's acquisition of Qpass (see note 7), at weighted average exercise price of $8.01.

      The weighted average grant date fair value of stock options granted during the three months ended June 30, 2006 and 2005 was $22.75 and $13.92, respectively. The weighted average grant date fair value of stock options granted during the nine months ended June 30, 2006 and 2005 was $11.66 and $12.63, respectively. The total intrinsic value of options exercised during the three months ended June 30, 2006 and 2005 was $20,130 and $7,453, respectively, and during the nine months ended June 30, 2006 and 2005 was $75,011 and $24,771, respectively. The aggregate intrinsic value of outstanding and exercisable stock options as of June 30, 2006 was $245,432 and $106,505, respectively.

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

      The following table summarizes information relating to awards of restricted nonvested shares, as well as changes to such awards during the nine month period ended on June 30, 2006:

                                                             WEIGHTED AVERAGE
                                       NUMBER OF SHARES    GRANT DATE FAIR VALUE
                                       ----------------    ---------------------
Outstanding as of October 1, 2005             134                  $26.43

Granted                                       465                   29.45
Vested                                        (76)                  26.43
Forfeited                                      (4)                  32.12
                                              ---                  ------
Outstanding as of June 30, 2006               519                  $29.09
                                              ===                  ======

      As of June 30, 2006, there was $51,946 of unrecognized compensation expense related to nonvested stock options and nonvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

      The fair value of stock options granted was estimated on the date of grant using the Black-Scholes pricing model with the assumptions noted in the following table (all in weighted averages for options granted during the period):

                                           THREE MONTHS ENDED         NINE MONTHS ENDED
                                                JUNE 30,                   JUNE 30,
                                       -----------------------       -----------------------
                                         2006          2005             2006        2005
                                       ---------    ----------       --------     ----------
Risk-free interest rate (1)                 5.00%         3.79%          4.54%         %3.35
Expected life of stock options (2)          3.74          4.50           4.38           4.50
Expected volatility (3)                     0.30         0.603          0.327          0.635
Expected dividend yield (4)                 None          None           None           None

Fair value per option (5)              $   22.75    $    13.92       $  11.66     $    12.63


(1) Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company's employee stock options.

(2)   Expected life of stock options is based upon historical experience.

(3) Expected volatility for the three and nine months ended June 30, 2006 is based on implied volatility of the Company's traded options. For the three and nine months ended June 30, 2005, expected volatility is based on the Company's historical stock price.

(4) Expected dividend yield is based on the Company's history and future expectation of dividend payouts.

(5) The total fair value of stock options assumed in connection with the Company's acquisition of Qpass was $8,484 of which $3,085 was allocated to the purchase price (see note 7).

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

      The following table sets forth the pro forma effect of applying SFAS 123 on net income and earnings per share for three and nine months ended June 30, 2005:

                                          THREE MONTHS ENDED        NINE MONTHS ENDED
                                               JUNE 30,                  JUNE 30,
                                          ------------------        -----------------
                                                2005                      2005
                                          ------------------        -----------------
Net income, as reported                    $       77,097           $      220,837
Add: Stock-based employee
      compensation expense included
      in net income, net of related
      tax effects                                      56                      206
Less: Total stock-based employee
      compensation expense
      determined under fair value
      method for all awards, net of
      related tax effects                          (9,732)                 (26,995)
                                           ==============           ==============
Pro forma net income                       $       67,421           $      194,048
                                           ==============           ==============
Basic earnings per share:
    As reported                            $         0.38           $         1.10
                                           ==============           ==============
    Pro forma                              $         0.34           $         0.96
                                           ==============           ==============
Diluted earnings per share:
    As reported                            $         0.36           $         1.03
                                           ==============           ==============
    Pro forma                              $         0.32           $         0.91
                                           ==============           ==============


11. CONTINGENCIES

      Legal Proceedings

      The Company is involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

      The Company generally sells its products with a limited warranty for a period of 90 days. The Company's policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company's experience, only minimal warranty services have been required and, as a result, the Company did not accrue any amounts for product warranty liability during the nine months ended June 30, 2006 and 2005.

      The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company's software. To date, the Company has incurred only minimal costs as a result of such obligations and has not accrued any liabilities related to such indemnification in its consolidated financial statements.

ITEM 2. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD LOOKING STATEMENTS

      This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as "expect", "anticipate", "believe", "seek", "estimate", "project", "forecast", "continue", "potential", "should", "would", "could" and "may", and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.

      Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors, please read the information set forth under the caption "Risk Factors" in our Annual Report on Form 20-F for fiscal 2005 that we filed on December 28, 2005 with the United States Securities and Exchange Commission ("SEC").

INTRODUCTION

      In this section, we discuss the general financial condition and the results of operations for Amdocs and its subsidiaries including:

      -     the factors that affect our business,

      - our revenue and costs for the three and nine months ended June 30, 2006 and 2005,

      - the reasons why such revenue and costs were different from period to period,

      -     the sources of our revenue,

      -     how all of this affects our overall financial condition,

      - our capital expenditures for the three and nine months ended June 30, 2006 and 2005, and

      - the sources of our cash to pay for future capital expenditures and possible acquisitions.

      In this section, we also analyze and explain the changes in the specific line items in our consolidated statements of income between the three and nine months ended June 30, 2006 and 2005. You should read this section in conjunction with our consolidated financial statements.

OVERVIEW OF BUSINESS AND TREND INFORMATION

      Consolidation and convergence in the communications industry are continuing, and competition among service providers is intensifying, even as new players enter the marketplace. To compete, we believe that service providers are seeking new revenue streams and the ability to deliver new, converged services and service bundles. As a result, service providers are increasingly offering bundles of wireline and wireless voice, data and video services. We believe the need for differentiation among service providers is growing, requiring service providers to have systems in place to enhance cutomer interactions, as well as business support systems (BSS) and operations support systems (OSS) to support the rapid introduction of new services. To succeed, we believe, service providers must transform themselves by adopting an integrated customer management (ICM) strategy with systems that can support the full customer lifecycle. We are a leading provider of software products and services to accelerate and ease the adoption of ICM by service providers. We provide a broad portfolio of integrated, modular products, with proven functionality and scalability, accompanied by a comprehensive range of business consulting, system implementation and integration services. Our market focus is primarily Tier 1 and Tier 2 companies in the communications industry including leading broadband cable and satellite companies. Our addressable market has been expanded to include content providers and media companies as a result of our recent acquisition of Qpass Inc., which we refer to as Qpass. Our acquisition of Qpass allows us to offer a broader set of solutions to service providers and media companies seeking to launch and monetize digital content, and we believe it positions us as the leader in the emerging digital content market. We are also leveraging our experience by working with service providers in the financial services sector, since certain of the challenges faced by companies in this sector are similar to those of communications service providers. Our portfolio of product offerings includes revenue management (e.g. billing, mediation, partner settlement), customer management (e.g. customer relationship management, or CRM), service management, service fulfillment (including ordering, activation and provisioning) and digital commerce management (e.g. content revenue management). We refer to these offerings collectively as Integrated Customer Management-Enabling Systems, or ICM-Enabling Systems.

      Our portfolio also includes a full range of directory sales and publishing systems, which we refer to as Directory Systems, for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

      We have designed our ICM-Enabling Systems to meet the mission-critical needs of leading communications service providers throughout the entire customer lifecycle. We support different lines of business, including wireline, wireless, broadband cable and satellite, and a wide range of communications services, including voice, video, data, IP, broadband, content, electronic and mobile commerce. We also support companies that offer multiple service packages, commonly referred to as bundled or converged service packages.

      Due to the complexity of our customers' projects and the expertise required for systems support, we also provide information technology, or IT, services, including extensive consulting, business strategy, system implementation, training, integration, modification, ongoing support, enhancement and maintenance services. In addition, we offer Managed Services that include services such as system modernization and consolidation, data center operation, ongoing support, maintenance services, system modification, rating and billing services and communications facility management services. All IT and Managed Services are provided to our customers on a fixed or unit charge basis or a combination of the two.

      We conduct our business globally, and, as a result we are subject to the effect of global economic conditions and, in particular, market conditions in the communications industry. We maintain development facilities located in Canada, China, Cyprus, India, Ireland, Israel and the United States.

      As part of our strategy, we have pursued and may continue to pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. For example, on May 31, 2006 we completed our acquisition of Qpass and on August 14, 2006, we completed our acquisition of Cramer Systems Group Limited, which we refer to as Cramer, a privately-held leading provider of OSS solutions. Pursuant to the agreement, we acquired all the shares of capital stock of Cramer for approximately $375 million in cash, net of cash on hand, subject to post-closing adjustments. We expect that our acquisition of Cramer will enable us to leverage and greatly enhance our current assets in the BSS (business support systems) and OSS market.

      We provide a broad portfolio of integrated, modular products, with proven functionality and scalability, accompanied by a comprehensive range of business consulting, system implementation and integration services. We also have strengthened our presence in the digital content area. With our recently-completed acquisition of Cramer, we believe we are positioned to become the only vendor in the communication industry that can provide an end-to-end solution, from BSS to OSS. We believe we are uniquely positioned to enable service providers to rapidly introduce new offerings, reduce total cost of ownership and focus on customers. We believe that the demand for ICM and our ability to address this demand will continue to drive our growth in the fourth quarter of 2006 and beyond.

      We believe that demand for our ICM-Enabling Systems is primarily driven by the following key factors:

      -     Industry transformation, including:

            -     global use of communications and content services,

            -     increase in digital and mobile commerce,

            -     ongoing consolidation within the communications industry, and

            - continued convergence of communications, broadband cable and satellite industries.

      -     Technology advances, such as:

            - emergence of new communications products and services, especially video, broadband, data and content services, including IP-based services, such as Internet Protocol Television (IPTV) and Voice over IP (VoIP),

            - evolution to next generation networks such as IP Multimedia Subsystem (or IMS), that enable truly converged services like as fixed-mobile convergence, and

            - technological changes, such as the introduction of 3G wireless technology, next-generation content systems, and WiFi- and WiMax- based access technologies,

      -     Customer focus. For example:

            - service providers' desire to focus on their customers in order to build profitable customer relationships, and

            - the "authority shift" toward the consumer, with customers demanding new, innovative services that can be accessed anytime and anywhere, as well as higher levels of customer service.

      -     The need for operational efficiency resulting from:

            -     the shift from in-house management to vendor solutions, and

            - business needs of service providers to reduce costs and lower their total cost of ownership as well as retain high value customers in a highly competitive environment.

      We also believe that additional drivers of demand are the continuing trend for communications service providers to offer their customers bundled or converged services (combinations of voice, broadband, electronic and mobile commerce and IP services), and the ability of our ICM-Enabling Systems to launch and support such bundles, improve customer satisfaction, loyalty, profitability and overall productivity.

      We derive our revenue principally from:

      - the initial sales of licenses to use our products and related services, including modification, implementation and integration services,

      -     providing Managed Services and other related IT services, and

      - recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer's business volume.

      Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectability of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a result, we generally recognize combined license and service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer's subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery or as services are provided. In Managed Services contracts, we typically recognize revenue from the operation of a customer's system either ratably over the service period or as services are performed. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a significant portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

      Revenue from Managed Services arrangements is included in both license and service revenue from the sale of ICM-Enabling Systems and Directory Systems. Managed Services projects are a significant part of our business, generating substantial, long-term revenue streams, cash flow and operating income. Revenue from managed services customers was approximately 35% and 40% of our total revenue in the nine months ended June 30, 2006 and 2005, respectively. In the initial period of our Managed Services projects, we generally invest in modernization and consolidation of the customer's systems. Invoices are usually structured on a periodic fixed or unit charge basis. As a result, Managed Services projects can be less profitable in the initial period. Margins tend to improve over time as we benefit from the operational efficiencies provided by system modernization and consolidation.

ADOPTION OF NEW ACCOUNTING STANDARDS

      Accounting for Uncertainty in Income Taxes

      In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes -- -- An Interpretation of SFAS No. 109, (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the effect that the application of FIN 48 will have on our consolidated results of operations and financial condition.

      Accounting for Stock-Based Compensation

      Effective October 1, 2005, we adopted FASB Statement No. 123 (revised
2004), "Share-Based Payment," a revision of SFAS No. 123 ("SFAS 123(R)"). SFAS 123(R) supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations, and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. In March 2005, the U.S. Securities and Exchange Commission, or the SEC, issued Staff Accounting Bulletin No. 107 ("SAB 107"), which provides supplemental implementation guidance on SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R). Prior to October 1, 2005 the Company accounted for stock-based payments to employees under the recognition and measurement provisions of APB No. 25. Stock-based compensation expense recognized under SFAS 123(R) for the three and nine months ended June 30, 2006 was $10.9 million and $31.9 million.

      As of June 30, 2006, there was $51.9 million of unrecognized compensation expense related to nonvested stock options and nonvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

      We adopted SFAS 123(R) using the modified prospective method. Under this transition method, compensation costs recognized in the three and nine months ended June 30, 2006 include (a) compensation costs for all stock-based payments granted prior to, but that had not yet vested as of, October 1, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123, and (b) compensation costs for the stock-based payments granted subsequent to October 1, 2005, based on the grant date fair value estimated in accordance with SFAS 123(R). Our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). We selected the Black-Scholes option pricing model as the most appropriate fair value method for our stock-based awards and recognize compensation costs using the graded vesting attribution method that results in an accelerated recognition of compensation costs in comparison to the straight line method.

      As a result of adopting SFAS 123(R) on October 1, 2005, our income before income taxes for the three and nine months ended June 30, 2006 (not including restricted stock expense) was $9.3 million and $28.4 million lower, respectively, than if we had continued to account for stock-based compensation under APB No. 25. Net income for the three and nine months ended June 30, 2006 (not including restricted stock expense) was $8.3 million and $25.1 million lower, respectively, than if we had continued to account for stock-based compensation under APB No. 25. Basic earnings per share for the three and nine months ended June 30, 2006 was $0.04 and $0.12 lower, respectively, than if we had continued to account for stock-based compensation under APB No. 25. Diluted earnings per share for the three and nine months ended June 30, 2006 was $0.04 and $0.11 lower, respectively, than if we had continued to account for stock-based compensation under APB No. 25

      Prior to the adoption of SFAS 123(R), we presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the statement of cash flows. SFAS 123(R) requires the cash flows resulting from the tax deductions in excess of the compensation costs recognized for those stock options to be classified as financing cash flows. The $2.3 million excess tax benefit classified as financing cash inflows would have been classified as an operating cash inflow if we had not adopted SFAS 123(R).

      In conjunction with our adoption of SFAS 123(R), we began to use the implied volatility of the Company's traded options as the expected volatility assumption required in the Black-Scholes option valuation model. Prior to October 1, 2005, we had used our historical stock price volatility in accordance with SFAS 123 for purpose of presenting pro forma information. The selection of the implied volatility approach was based upon the availability of actively traded options on our shares and our assessment that implied volatility is more representative of future share price trends than historical volatility. As stock-based compensation expense recognized in the Consolidated Statement of Operations for the three and nine months ended on June 30, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In our pro forma information required under SFAS 123 for the periods prior to fiscal 2006, we accounted for forfeitures as they occurred.

RESULTS OF OPERATIONS

      The following table sets forth for the three and nine months ended June 30, 2006 and 2005 certain items in our consolidated statements of income reflected as a percentage of total revenue:

                                             THREE MONTHS ENDED              NINE MONTHS ENDED
                                                  JUNE 30,                       JUNE 30,
                                         ---------------------------   ---------------------------
                                            2006           2005           2006           2005
                                         ------------   ------------   ------------   ------------
Revenue:
  License.............................        3.7%           5.4%           4.7%           5.1%
  Service.............................       96.3           94.6           95.3           94.9
                                         --------       --------       --------       --------
                                            100.0          100.0          100.0          100.0
                                         --------       --------       --------       --------
Operating expenses:
  Cost of license.....................        0.2            0.2            0.2            0.2
  Cost of service.....................       64.3           63.9           64.2           63.4
  Research and development............        7.4            6.2            7.2            6.7
  Selling, general and
    administrative....................       12.0           11.1           12.5           11.3
  Amortization of purchased intangible
    assets............................        1.3            0.4            1.3            0.6
  In-process research and development
                                              1.3              -            0.5              -
                                         --------       --------       --------       --------
                                             86.5           81.8           85.9           82.2
                                         --------       --------       --------       --------
Operating income......................       13.5           18.2           14.1           17.8
Interest income and other, net........        2.4            0.8            1.9            1.1
                                         --------       --------       --------       --------
Income before income taxes............       15.9           19.0           16.0           18.9
Income taxes..........................        2.2            3.8            2.6            3.8
                                         --------       --------       --------       --------
Net income............................       13.7%          15.2%          13.4%          15.1%
                                         ========       ========       ========       ========

      NINE MONTHS ENDED JUNE 30, 2006 AND 2005

      The following is a tabular presentation of our results of operations for the nine months ended June 30, 2006 compared to the nine months ended June 30, 2005. Following the table is a discussion and analysis of our business and results of operations for the mentioned periods.

                                         NINE MONTHS ENDED
                                               JUNE 30,              INCREASE (DECREASE)
                                   ------------------------------   ----------------------
                                       2006             2005           AMOUNT         %
                                   -------------   --------------   ------------   -------
                                                   (in thousands)
                                   ---------------------------------------------
Revenue:
   License......................   $      85,172   $       74,909   $     10,263      13.7%
   Service......................       1,729,433        1,390,394        339,039      24.4
                                   -------------   --------------   ------------
                                       1,814,605        1,465,303        349,302      23.8
                                   -------------   --------------   ------------
Operating expenses:
   Cost of license..............           2,973            3,278           (305)     (9.3)
   Cost of service..............       1,165,010          929,487        235,523      25.3
   Research and development              131,392           97,567         33,825      34.7
   Selling, general and
     administrative.... ........         227,289          166,000         61,289      36.9
   Amortization of purchased
     intangible assets..........          23,588            7,875         15,713     199.5
   In-process research and
     development                           8,415                -          8,415         -
                                   -------------   --------------   ------------
                                       1,558,667        1,204,207        354,460      29.4
                                   -------------   --------------   ------------

Operating income................         255,938          261,096         (5,158)     (2.0)
Interest income and other, net..          33,659           14,944         18,715     125.2
                                   -------------   --------------   ------------
Income before income taxes......         289,597          276,040         13,557       4.9
Income taxes....................          46,916           55,203         (8,287)    (15.0)
                                   -------------   --------------   ------------
Net income......................   $     242,681   $      220,837   $     21,844       9.9%
                                   =============   ==============   ============

      REVENUE. Total revenue increased by $349.3 million, or 23.8%, in the nine months ended June 30, 2006 to $1,814.6 million from $1,465.3 million in the nine months ended June 30, 2005. Approximately $178.1 million of the increase was attributable to revenue contributed by DST Innovis, and the remainder was primarily attributable to projects for Tier 1 and Tier 2 customers.

      License and service revenue attributable to the sale of ICM-Enabling Systems was $1,607.2 million in the nine months ended June 30, 2006, an increase of $334.9 million, or 26.3%, over the nine months ended June 30, 2005. Approximately $178.1 million of the increase was attributable to revenue contributed by DST Innovis, and the remainder was primarily attributable to projects for Tier 1 and Tier 2 customers. License and service revenue resulted from the sale of ICM-Enabling Systems represented 88.6% and 86.8% of our total revenue in the nine months ended June 30, 2006 and 2005, respectively. The demand for our ICM-Enabling Systems is primarily driven by communications service providers' need to continue to integrate their billing, CRM and order management systems into an ICM approach. In the nine months ended June 30, 2006, we observed strong demand for our offerings.

      License and service revenue resulted from the sale of Directory Systems was $207.4 million in the nine months ended June 30, 2006, an increase of $14.4 million, or 7.5%, over the nine months ended June 30, 2005. Approximately 83% of the increase in Directory Systems revenue in the nine months ended June 30,

2006 was attributable to an increase in business related to Managed Services customers. License and service revenue from the sale of Directory Systems represented 11.4% and 13.2% of our total revenue in the nine months ended June 30, 2006 and 2005, respectively. We believe that we are a leading provider of Directory Systems in most of the markets we serve. We expect that our revenue from Directory Systems in absolute amount will increase in fiscal 2006.

      In the nine months ended June 30, 2006, revenue from customers in North America, Europe and the rest of the world accounted for 70.3%, 21.5% and 8.2%, respectively, of total revenue compared to 67.0%, 24.8% and 8.2%, respectively, in the nine months ended June 30, 2005. Approximately 58.9% of the increase in revenue from customers in North America was attributable to revenues contributed by DST Innovis, and the remainder was primarily attributable to projects for Tier 1 and Tier 2 customers. Revenue from customers in Europe in the nine months ended June 30, 2006, increased in absolute amounts, but the increase was less than the 23.8% increase in our total revenue which resulted in a decrease in revenue from customers in Europe as a percentage of total revenue. Revenue from customers in the rest of the world as a percentage of our total revenue in the nine months ended June 30, 2006 was at the same level as in the nine months ended June 30, 2005.

      COST OF LICENSE. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue will cause a significant fluctuation in cost of license as a percentage of license revenue. In the nine months ended June 30, 2006, cost of license as a percentage of license revenue was 3.5%, compared to 4.4% in the nine months ended June 30, 2005.

      COST OF SERVICE. The increase in cost of service in the nine months ended June 30, 2006 was 25.3%, which is greater than the increase in our total revenue in the nine months ended June 30, 2006. As a percentage of revenue, cost of service was 64.2% in the nine months ended June 30, 2006, compared to 63.4% in the nine months ended June 30, 2005. Cost of service in the nine months ended June 30, 2006 includes the effect of $12.2 million of stock-based compensation expense. Stock-based compensation expense in the nine months ended June 30, 2005 was insignificant. Our cost of service and gross margin may vary depending on the types and geographic locations of projects that we undertake.

      RESEARCH AND DEVELOPMENT. Research and development expense was primarily comprised of compensation expense. Research and development expense increased by $33.8 million, or 34.7%, in the nine months ended June 30, 2006 to $131.4 million from $97.6 million in the nine months ended June 30, 2005. Research and development expense increased as a percentage of revenue from 6.7% in the nine months ended June 30, 2005 to 7.2% in the nine months ended June 30, 2006. The increase in research and development expense was attributable mainly to research and development activities related to the DST Innovis acquisition, including integration efforts of DST Innovis' products into our ICM-Enabling Systems partially offset by cost savings. Research and development expense in the nine months ended June 30, 2006 includes the effect of $3.0 million of stock-based compensation expense. Stock-based compensation expense in the nine months ended June 30, 2005 was insignificant. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

      SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense increased by $61.3 million, or 36.9%, in the nine months ended June 30, 2006 to $227.3 million, from $166.0 million in the nine months ended June 30, 2005. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense in the nine months ended June 30, 2006 was attributable to an overall increase in our operations, as well as to the inclusion of $16.7 million of stock-based compensation expense. Stock-based compensation expense in the nine months ended June 30, 2005 was insignificant.

      AMORTIZATION OF PURCHASED INTANGIBLE ASSETS. Amortization of purchased intangible assets in the nine months ended June 30, 2006 was $23.6 million, compared to $7.9 million in the nine months ended June 30, 2005. The increase in amortization of purchased intangible assets was due to purchased intangible assets acquired in the DST Innovis, Longshine and Qpass acquisitions, partially offset by purchased intangible assets that were fully amortized in the first quarter of fiscal 2005.

      IN-PROCESS RESEARCH AND DEVELOPMENT. In-process research and development was $8.4 million for the nine months ended June 30, 2006, as compared to zero for the nine months ended June 30, 2005. Our third quarter 2006 in-process research and development expense was related primarily to our Qpass acquisition. The additional write-off was related to an immaterial acquisition.

      OPERATING INCOME. Operating income decreased by $5.2 million, or 2.0%, in the nine months ended June 30, 2006, to $255.9 million, or 14.1% of revenue, from $261.1 million, or 17.8% of revenue, in the nine months ended June 30, 2005. The decrease in operating income as a percentage of revenue was attributable to a 29.4% increase in operating expense which grew at a greater rate than the 23.8% increase in revenue during the nine months ended June 30, 2006. Stock-based compensation expense included in operating expense for the nine months ended June 30, 2006 was $31.9 million or 1.8% of revenue.

      INTEREST INCOME AND OTHER, NET. Interest income and other, net increased by $18.8 million in the nine months ended June 30, 2006 to $33.7 million from $14.9 million in the nine months ended June 30, 2005. The increase in interest income and other, net, is primarily attributable to the increase in market interest rates on our cash and short-term interest-bearing investments as well as the impact of foreign exchange benefits.

      INCOME TAXES. Income taxes for the nine months ended June 30, 2006 were $46.9 million on pretax income of $289.6 million, resulting in an effective tax rate of 16.2% compared to 20% in the nine months ended June 30, 2005. Approximately 2.5% of the reduction in our effective tax rate is attributable to our continued expansion into countries with lower effective tax rates and to a slight release of certain tax reserves and approximately 1.3% is attributable to the net effect of acquisition-related costs and stock-based compensation expense. Our effective tax rate for the fourth quarter of fiscal 2006 is expected to be between 16% to 18% compared to 20% in the fourth quarter of fiscal year 2005.Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter.

      NET INCOME. Net income was $242.7 million in the nine months ended June 30, 2006, compared to net income of $220.8 million in the nine months ended June 30, 2005. The increase in net income, in absolute amounts, is attributable to the increase in interest income and other, net, and the decrease of our effective tax rate partially offset by the decrease in operating income.

      DILUTED EARNINGS PER SHARE. Diluted earnings per share increased by $0.10, or 9.7%, in the nine months ended June 30, 2006 to $1.13 from $1.03 in the nine months ended June 30, 2005.

      THREE MONTHS ENDED JUNE 30, 2006 AND 2005

      The following is a tabular presentation of our results of operations for the three months ended June 30, 2006 compared to the three months ended June 30, 2005. Following the table is a discussion and analysis of our business and results of operations for such periods.

                                        THREE MONTHS ENDED
                                              JUNE 30,               INCREASE (DECREASE)
                                   ------------------------------   --------------------
                                       2006            2005           AMOUNT        %
                                   -------------   --------------   ----------   -------
                                                   (in thousands)
                                   -------------------------------------------
Revenue:
   License......................   $      23,220   $       27,199   $   (3,979)    (14.6%)
   Service......................         603,228          480,156      123,072      25.6
                                   -------------   --------------   ----------
                                         626,448          507,355      119,093      23.5
                                   -------------   --------------   ----------
Operating expenses:
   Cost of license..............             995            1,125         (130)    (11.6)
   Cost of service..............         402,626          324,249       78,377      24.2
   Research and development               46,455           31,393       15,062      48.0
   Selling, general and
     administrative.............          74,940           56,448       18,492      32.8
   Amortization of purchased
     intangible assets..........           8,547            2,078        6,469     311.3
   In-process research and
     development                           8,415                -        8,415         -
                                   -------------   --------------  -----------
                                         541,978          415,293      126,685      30.5
                                   -------------   --------------   ----------

Operating income................          84,470           92,062       (7,592)     (8.2)
Interest income and other, net            14,938            4,305       10,633     247.0
                                   -------------   --------------   ----------
Income before income taxes                99,408           96,367        3,041       3.2
Income taxes....................          13,823           19,270       (5,447)    (28.3)
                                   -------------   --------------   ----------
Net income......................   $      85,585   $       77,097   $    8,488      11.0
                                   =============   ==============   ==========

      REVENUE. Total revenue increased by $119.0 million, or 23.5%, in the three months ended June 30, 2006 to $626.4 million from $507.4 million in the three months ended June 30, 2005. Approximately $61.6 million of the increase was attributable to revenue contributed by DST Innovis, and the remainder was primarily attributable to projects for Tier 1 and Tier 2 customers.

      License and service revenue attributable to the sale of ICM-Enabling Systems was $556.5 million in the three months ended June 30, 2006, an increase of $116.5 million, or 26.5%, over the three months ended June 30, 2005. Approximately $61.6 million of the increase was attributable to revenue contributed by DST Innovis, and the remainder was primarily attributable to projects for Tier 1 and Tier 2 customers. License and service revenue resulted from the sale of ICM-Enabling Systems represented 88.8% and 86.7% of our total revenue in the three months ended June 30, 2006 and 2005, respectively. The demand for our ICM-Enabling Systems is primarily driven by communications service providers' need to continue to integrate their billing,

CRM and order management systems into an ICM approach. In the three months ended June 30, 2006, we observed strong demand for our offerings.

      License and service revenue resulted from the sale of Directory Systems was $69.9 million in the three months ended June 30, 2006, an increase of $2.5 million, or 3.8%, over the three months ended June 30, 2005. Approximately 66.1% of the increase in Directory Systems revenue in the three months ended June 30, 2006 was attributable to an increase in business related to Managed Services customers. License and service revenue from the sale of Directory Systems represented 11.2% and 13.3% of our total revenue in the three months ended June 30, 2006 and 2005, respectively. We believe that we are a leading provider of Directory Systems in most of the markets we serve. We expect that our revenue from Directory Systems in absolute amount will increase in fiscal 2006.

      In the three months ended June 30, 2006, revenue from customers in North America, Europe and the rest of the world accounted for 68.1%, 24.0% and 7.9%, respectively, of total revenue compared to 68.4%, 24.7% and 6.9%, respectively, in the three months ended June 30, 2005. Approximately 76.0% of the increase in revenue from customers in North America, in absolute amount, was attributable to revenues contributed by DST Innovis, and the remainder was primarily attributable to projects for Tier 1 and Tier 2 customers.The increase in revenue from customers in North America was slightly less than the 23.5% increase in our total revenue. Revenue from customers in Europe in the three months ended June 30, 2006, in absolute amounts, increased, but the increase was less than the 23.5% increase in our total revenue, which resulted in a slight decrease in revenue from customers in Europe as a percentage of total revenue compared to the three months ended June 30, 2005. Revenue from customers in the rest of the world increased in the three months ended June 30, 2006, as a result of revenue contributed by Longshine.

      COST OF LICENSE. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue will cause a significant fluctuation in cost of license as a percentage of license revenue. In the three months ended June 30, 2006, cost of license as a percentage of license revenue was 4.3% compared to 4.1% in the three months ended June 30, 2005.

      COST OF SERVICE. The increase in cost of service in the three months ended June 30, 2006 was 24.2%, which is greater than the increase in our total revenue in the three months ended June 30, 2006. As a percentage of revenue, cost of service was 64.3% in the three months ended June 30, 2006, compared to 63.9% in the three months ended June 30, 2005. Cost of service in the three months ended June 30, 2006 includes the effect of $4.2 million of stock-based compensation expense. Stock-based compensation expense in the three months ended June 30, 2005 was insignificant. Our cost of service and gross margin may vary depending on the types and geographic locations of projects that we undertake.

      RESEARCH AND DEVELOPMENT. Research and development expense was primarily comprised of compensation expense. Research and development expense increased by $15.1 million, or 48%, in the three months ended June 30, 2006 to $46.5 million from $31.4 million in the three months ended June 30, 2005. Research and development expense increased as a percentage of revenue from 6.2% in the three months ended June 30, 2005 to 7.4% in the three months ended June 30, 2006. The increase in research and development expense was attributable mainly to research and development activities related to the DST Innovis acquisition, including integration efforts of DST Innovis' products into our ICM-Enabling Systems partially offset by cost savings. Research and development expense in the three months ended June 30, 2006 includes the effect of $1.2 million of stock-based compensation expense. Stock-based compensation expense in the three months ended June 30, 2005 was insignificant. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

      SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense increased by $18.5 million, or 32.8%, in the three months ended June 30, 2006 to $74.9 million, from $56.4 million in the three months ended June 30, 2005. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense in the three months ended June 30, 2006 was attributable to an overall increase in our operations, as well as to the inclusion of $5.6 million of stock-based compensation expense. Stock-based compensation expense in the three months ended June 30, 2005 was insignificant.

      AMORTIZATION OF PURCHASED INTANGIBLE ASSETS. Amortization of purchased intangible assets in the three months ended June 30, 2006 was $8.5 million, compared to $2.1 million in the three months ended June 30, 2005. The increase in amortization of purchased intangible assets was due to purchased intangible assets acquired in the DST Innovis, Longshine and Qpass acquisitions.

      IN-PROCESS RESEARCH AND DEVELOPMENT. In-process research and development was $8.4 million for the three months ended June 30, 2006, as compared to zero for the three months ended June 30, 2005. Our third quarter 2006 in-process research and development expense was related primarily to our Qpass acquisition. The additional write-off was related to an immaterial acquisition.

      OPERATING INCOME. Operating income decreased by $7.6 million, or 8.2%, in the three months ended June 30, 2006, to $84.5 million, or 13.5% of revenue, from $92.1 million, or 18.2% of revenue, in the three months ended June 30, 2005. The decrease in operating income as a percentage of revenue was attributable to a 30.5% increase in operating expense which grew at a greater rate than the 23.5% increase in revenue during the three months ended June 30, 2006. Stock-based compensation expense included in operating expense for the three months ended June 30, 2006 was $10.9 million or 1.7% of revenue.

      INTEREST INCOME AND OTHER, NET. Interest income and other, net increased by $10.6 million in the three months ended June 30, 2006 to $14.9 million from $4.3 million in the three months ended June 30, 2005. The increase in interest income and other, net, is primarily attributable to the increase in market interest rates on our cash and short-term interest-bearing investments as well as the impact of foreign exchange benefits.

      INCOME TAXES. Income taxes for the three months ended June 30, 2006 were $13.8 million on pretax income of $99.4 million, resulting in an effective tax rate of 13.9% compared to 20% in the three months ended June 30, 2005. Approximately 3.4% of the reduction in our effective tax rate is attributable to our continued expansion into countries with lower effective tax rates and to a slight release of certain tax reserves and approximately 2.7% is attributable to the net effect of acquisition-related costs and stock-based compensation expense. Our effective tax rate for the fourth quarter of fiscal 2006 is expected to be between 16% to 18% compared to 20% in the fourth quarter of fiscal 2005. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter.

      NET INCOME. Net income was $85.6 million in the three months ended June 30, 2006, compared to net income of $77.1 million in the three months ended June 30, 2005. The increase in net income, in absolute amounts, is attributable to the increase in interest income and other, net, and the decrease of our effective tax rate partially offset by the decrease in our operation income.

      DILUTED EARNINGS PER SHARE. Diluted earnings per share increased by $0.03, or 8.3%, in the three months ended June 30, 2006 to $0.39 from $0.36 in the three months ended June 30, 2005.

LIQUIDITY AND CAPITAL RESOURCES

      Cash, cash equivalents and short-term interest-bearing investments totaled $1,207.6 million as of June 30, 2006, compared to $1,145.6 million as of September 30, 2005. The increase is mainly attributable to positive cash flows from operations of $301.4 million, proceeds from employee stock options exercised and issuance of restricted stock of $83.2 million, partially offset by $271.9 net cash paid for acquisitions and $53.6 million of capital expenditures. Net cash provided by operating activities amounted to $301.4 million and $256.6 million for the nine months ended June 30, 2006 and 2005, respectively.

      Our policy is to retain substantial cash balances in order to support the growth of the Company. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our liquidity needs for at least the next fiscal year.

      As of June 30, 2006, $450.0 million and $0.2 million aggregate principal amount of our 0.50% Notes and 2% Notes were outstanding, respectively. As of June 30, 2006, we had available short-term general revolving lines of credit totaling $31.0 million, none of which was outstanding, and outstanding letters of credit and bank guarantees from various banks totaling $6.0 million. As of June 30, 2006, we had outstanding short term loans totalling $1.7 million secured by specified pledges and guaranties.

      We have contractual obligations for our convertible notes, financing arrangements, capital leases and non-cancelable operating leases that were summarized in a table of contractual obligations in our Annual Report on Form 20-F for fiscal 2005. Since September 30, 2005, there have been no material changes in contractual obligations outside the ordinary course of our business.

      Our capital expenditures were approximately $53.6 million in the nine months ended June 30, 2006. Approximately 80% of these expenditures consisted of purchases of computer equipment, and the remainder to leasehold improvements. We funded our capital expenditures principally from operating cash flows. We do not anticipate any changes to this policy in the foreseeable future.

CURRENCY FLUCTUATIONS

      We manage our foreign subsidiaries as integral direct components of our operations. The U.S. dollar is our functional currency. According to the salient economic factors indicated in SFAS No.52, "Foreign Currency Translation", our cash flow, sale price, sales market, expense, financing and intercompany transactions and arrangement indicators are predominately denominated in the U.S. dollar. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group.

      During the three and nine months ended June 30, 2006 and 2005, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. As a result of long-term contracts in currencies other than the U.S. dollar and more customers seeking contracts that are denominated in currencies such as the Euro, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease slightly over time. Historically, the effect of fluctuations in currency exchange rates on our consolidated operations was not material. As more of our customers seek contracts that are denominated in currencies other than the U.S. dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

PART II OTHER INFORMATION

ITEM 1. CHANGES IN SECURITIES, USE OF PROCEEDS AND ISSUER PURCHASES OF EQUITY SECURITIES.

      Convertible Notes

                                                                                                 (d)
                                                                        (c)               MAXIMUM NUMBER (OR
                                                     (b)          TOTAL NUMBER OF         APPROXIMATE DOLLAR
                                              AVERAGE PRICE     PRINCIPAL AMOUNT OF      VALUE) OF PRINCIPAL
                             (a)              PAID PER $1,000    CONVERTIBLE NOTES      AMOUNT OF CONVERTIBLE
                    TOTAL PRINCIPAL AMOUNT   PRINCIPAL AMOUNT   PURCHASED AS PART OF    NOTES THAT MAY YET BE
                     OF CONVERTIBLE NOTES     OF CONVERTIBLE     PUBLICLY ANNOUNCED    PURCHASED UNDER THE PLANS
PERIOD                     PURCHASED              NOTES          PLANS OR PROGRAMS          OR PROGRAMS (1)
-----------------   ----------------------   ----------------   ------------------------------------------------
04/01/06-04/30/06   $                    -                  -                      -   $                 272,000
05/01/06-05/31/06                        -                  -                      -                     272,000
06/01/06-06/30/06                   97,000   $          1,000                 97,000                     175,000
                    ----------------------                      --------------------
Total               $               97,000   $          1,000   $             97,000   $                 175,000

--------------
(1) In April 2004, the Company's board of directors authorized the Company to repurchase the outstanding amount of the 2% Notes.

ITEM 2.   REPORTS ON FORM 6-K

(a)   Reports on Form 6-K

      The Company furnished or filed the following reports on Form 6-K during the three months ended June 30, 2006:

      (1)   Form 6-K dated April 21, 2006.

      (2)   Form 6-K dated April 27, 2006.

      (3)   Form 6-K dated May 15, 2006.

      (4)   Form 6-K dated May 17, 2006.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  AMDOCS LIMITED

                                                  /s/ Thomas G. O'Brien
                                                  ------------------------------
                                                  Thomas G. O'Brien
                                                  Treasurer and Secretary
                                                  Authorized U.S. Representative

Date: August 15, 2006